Filed by SWK Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SWK Holdings Corporation

Commission File No.: 001-39184

Property of SWK Holdings Corporation Merger Notes November 2025 Collaborative Approach to Life Science Financing

Page 2 Forward - Looking Statements Some of the statements in this presentation may constitute forward - looking statements because they relate to future events, future performance or financial condition . The forward - looking statements may include statements as to future operating results of Runway and SWK, and distribution projections ; business prospects of Runway and SWK, and the prospects of their portfolio companies ; and the impact of the investments that Runway and SWK expect to make . In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward - looking statements, although not all forward - looking statements include these words . The forward - looking statements contained in this presentation involve risks and uncertainties . Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all ; (ii) the expected synergies and savings associated with the merger ; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger ; (iv) the impact of the merger on the depth of trading in Runway's shares of common stock post - closing ; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived ; (vi) risks related to diverting management's attention from ongoing business operations ; (vii) the combined company's plans, expectations, objectives and intentions ; (viii) any potential termination of the merger agreement ; (ix) the future operating results and net investment income projections of the combined company ; (x) the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company ; (xi) the ability of Runway Growth Capital LLC and its affiliates to attract and retain highly talented professionals ; (xii) the business prospects of the combined company and the prospects of its portfolio companies ; (xiii) the expected financings and investments and additional leverage that the combined company may seek to incur in the future ; (xiv) the adequacy of the cash resources and working capital of the combined company ; (xv) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability . Runway has based the forward - looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward - looking statements ; and (xvi) development programs for medical products, and the risks associated with the research and development of medical products . The development and commercialization of medical products involve a high degree of risk, and only a small number of research and development programs result in commercialization of a product . Although Runway undertakes no obligation to revise or update any forward - looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that it in the future may file with the SEC, including the Combined Proxy Statement and Prospectus (as defined below), annual reports on Form 10 - K, quarterly reports on Form 10 - Q and current reports on Form 8 - K .

Page 3 Disclaimers and Cautionary Note Regarding Forward - Looking Statements (cont.) No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the commu nic ation of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any secu rit ies in Runway, SWK or in any fund or other investment vehicle managed by Runway Growth Capital LLC, BC Partners Advisors L.P. or any of their affiliates. Additional Information and Where to Find It This presentation relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Propos als , Runway will file with the SEC a proxy statement for SWK and a prospectus of Runway (the “Combined Proxy Statement and Prospectus”). The Combined Proxy Statement and Prospectus will contain important information about Runway, SWK and the Proposals. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectu s m eeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF SWK ARE URGED TO READ THE COMBINED PROXY STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULL Y A ND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Runway, SWK AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by Runway, from Runway’s website at https://www.runwaygrowth.com , and, for documents filed by SWK , from SWK’s website at https://www.swkhold.com . Participants in the Solicitation Runway, its directors, certain of its executive officers and certain employees and officers of Runway Growth Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive o ffi cers of Runway is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. SWK , its directors, certain of its executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Infor mat ion about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 20 25 . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SWK shareholders in connection with the Proposals will be contained in the Combined Proxy Statement and Prospectus other relevant materials when such documents becom e a vailable. These documents may be obtained free of charge from the sources indicated above.

Page 4 Deal Structure: Cash Component • Two components to cash portion of merger consideration : • Cash from Runway Growth Finance Corp . (NASDAQ : RWAY) (“ RWAY ”), which is based on a formulaic structure • Additional $ 9 . 0 M fixed cash payment from RWAY’s external manager, Runway Growth Capital LLC (“ RWAY Manager ”) • For formulaic component from RWAY : • Start with SWK’s NAV, which will be calculated 48 hours prior to Close • Deduct (i) DTA, (ii) intangible assets, (iii) SWK transaction expenses paid at Close • Deduct fixed $ 75 . 5 M for RWAY stock component of consideration • This will be the cash component paid from RWAY • Finally, add the $ 9 . 0 M of additional cash from RWAY Manager for total cash paid to SWK at Close • NAV at Close is roughly comparable to SWK’s tangible book value

Page 5 Deal Structure: Stock Component • Shareholders will receive a fixed $ 75 . 5 M of RWAY shares, subject to a 19 . 9 % cap relative to RWAY’s outstanding common stock • The final number of shares to be distributed will vary based on RWAY’s NAV, which will be calculated 48 hours prior to Close • Final total is expected to be calculated as $ 75 . 5 M/ RWAY’s NAV per share at Close • RWAY’s NAV per share at 9 / 30 / 25 was $ 13 . 55 • Thus, as of 9 / 30 / 25 , $ 75 . 5 M/ $ 13 . 55 = ~ 5 . 572 M total shares ( 0 . 461 / SWK share 1 ) • Based on RWAY’s 20 - day VWAP (as of November 6 , 2025 ) of $ 9 . 85 , the shares have a market value of ~ $ 54 . 9 M ( $ 4 . 54 / SWK share 1 ) • $ 75 . 5 M book value of equity received will remain static, subject to the 19 . 9 % cap • If RWAY’s NAV per share increases, SWK receives fewer shares • Conversely, if RWAY NAV per share declines, SWK receives more shares • Sole determinate of market value of stock component at Close will be RWAY stock price (1) Based on ~ 12 . 1 M of SWK shares outstanding

Page 6 Deal Structure: Putting it All Together • See below illustration of total value computations as of 3 Q 25 and a template for approximating deal value at Close FN# Calculation Est. Closing Template (1) 3Q25 (to Illustrate) ($s and shares in Ms; $/share actual) (1) A $254.2 $254.2 3Q25 Reported NAV B - 19.3 - 19.3 less: DTA (2) C - $[6.0] - $[6.0] less: Est. Tx Expenses and B/S Adj. (3) D +/ - [TBD] +/ - [TBD] plus/minus: final portfolio marks (4) E +TBD n.a. plus: Cumulative Net Income to Close F = A + B + C + D + E TBD $228.9 Est. Adj. Closing NAV G - $75.5 - $75.5 less: RWAY Stock – Book Value H = F + G TBD $153.4 RWAY Cash Component I $75.5 $75.5 RWAY Stock – Book Value (5) J TBD ~0.73x RWAY Price/Book K = I * J TBD $54.9 RWAY Stock – Market Value (6) L $9.0 $9.0 Additional Cash from Manager M = H + K + L TBD $217.3 Total Value @ Market N 12.1 12.1 SWK Shares Outstanding O = M / N TBD ~$18.00 Total Value @ Mkt./Share (1) Note that the “Est . Closing Template” column contains most - recently published SWK 3 Q 25 B/S figures (e . g . , NAV, DTA, etc . ) . This is for the purpose of approximating Closing value via use of estimates for bracketed figures . Said values will ultimately be computed 48 hours prior to Close of the transaction . (2) Will capture deal - related expenses paid at Close by SWK and certain other balance sheet adjustments (namely, accelerated recognition of SWK debt issuance fees) ; expected to be approximately $ 6 M , but are still TBD . (3) Will capture final third - party adjudicated marks vs . SWK - determined marks . (4) This is credit/payment for cumulative net income generated from 3 Q 25 to closing of the transaction, which is expected in early 2026 . SWK has previously said ~ $ 5 M/Q is a reasonable assumption for net income, assuming no portfolio impairments . (5) Based on RWAY’s 20 - day VWAP (as of November 6 , 2025 ) of $ 9 . 85 and 3 Q 25 NAV per share of $ 13 . 55 (6) This is additional cash from RWAY Manager ; figure is fixed dollar amount and unimpacted by the cash paid by RWAY Footnotes Cash component (from RWAY) starts with SWK’s NAV ( 48 hours prior to Close), excluding the deferred tax asset and intangibles, then deducts SWK transaction expenses paid at Close . From that adjusted value, $ 75 . 5 M RWAY book value stock is subtracted to determine the RWAY cash component . To estimate total per - share market value, take RWAY cash component and add to it (i) the market value of the RWAY stock and (i) $ 9 . 0 M of cash paid by manager, then divide by SWK shares . • Published Figures : 3 Q 25 B/S figures (NAV, DTA, etc . ) • Fixed Figures : $ 75 . 5 M book value of RWAY stock (subject to 19 . 9 % cap), $ 9 . 0 M from RWAY Manager • Pending Figures : Cumulative PTNI between 3 Q 25 and Close, SWK Transaction expenses at Close, third - party adjudicated portfolio marks, RWAY stock price Commentary Value Build Up / Calculation

Page 7 Other Notes • Expected Close : Early 2026 • Bond : Given the change of control, RWAY will be required to offer to call the bond at par • Post this action, the bond will be the responsibility of RWAY • Tax Status : expected to be a taxable event ; please consult your financial or tax advisor